Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2018

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Assets
Due from banks at amortized cost	4, 5, 34	~~W~~	48,596	-
Due from banks	4, 5, 34		-	3
Financial assets at fair value through profit or loss	4, 6		1,927,150	-
Trading assets	4, 7		-	255,086
Loans at amortized cost	4, 8, 34		1,644,666	-
Loans	4, 9, 34		-	1,234,527
Property and equipment	10		2,484	1,669
Intangible assets	11		5,499	5,511
Investments in subsidiaries	12		25,775,432	25,733,159
Deferred tax assets	31		2,633	3,776
Other assets	13, 34		707,772	406,052
Total assets		~~W~~	30,114,232	27,639,783

Liabilities
Borrowings	4, 14	~~W~~	125,000	5,000
Debt securities issued	4, 15		7,812,358	7,003,622
Liabilities for defined benefit obligations	16		3,402	2,748
Other liabilities	17		523,404	436,335
Total liabilities			8,464,164	7,447,705

Equity	18
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,759	423,921
Capital surplus			9,494,842	9,494,842
Capital adjustments			(155,923)	(1,139)
Accumulated other comprehensive loss			(5,449)	(4,610)
Retained earnings			8,139,786	7,634,011
Total equity			21,650,068	20,192,078
Total liabilities and equity		~~W~~	30,114,232	27,639,783

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share data)	Note		2018	2017

Interest income	30,34
Financial assets at amortized cost		~~W~~	32,096	-
Loans and receivables			-	27,339
			32,096	27,339
Interest expense	34		(187,882)	(179,330)
Net interest expense	20		(155,786)	(151,991)

Fees and commission income	30, 34		49,763	46,720
Fees and commission expense			(354)	(185)
Net fees and commission income	21		49,409	46,535

Dividend income	22, 30, 34		1,407,674	930,112
Net gain on financial assets at fair value through profit or loss	25		23,439	-
Net trading income	26		-	4,697
Net foreign currency transaction loss			(4,108)	-
Provision for credit loss allowance	23, 34		(1,454)	-
Impairment losses on financial assets	18		-	(153)
General and administrative expenses	27, 34		(82,742)	(73,780)

Operating income (loss)			1,236,432	755,420

Non-operating income (expense)	29		(78)	(79)

Profit (loss) before income taxes			1,236,354	755,341

Income tax expense(revenue)	31		1,471	614
Profit (loss) for the year			1,234,883	754,727

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability	18		(839)	291

Total comprehensive income (loss) for the year		~~W~~	1,234,044	755,018

Basic and diluted earnings (loss) per share in won	32	~~W~~	2,522	1,554

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Statement of appropriate of retained earnings

For the years ended December 31, 2018 and 2017

		2018	2017
Date of appropriation:		March 27, 2019	March 22, 2018

Current unappropriated retained earnings	~~W~~	4,867,521	4,896,292
Net effect on change due to accounting policy		(22)	-
Interest on hybrid bonds		(40,357)	(17,678)
Net Income		1,234,883	754,727
Unappropriated retained earnings		6,062,025	5,633,341

Loss on reversal provision reserve		-	-
Sub-total		6,062,025	5,633,341

Legal reserve		(123,489)	(75,473)
Common stock dividend		(753,041)	(687,589)
Voluntary reserve (loss compensation reserve)		(1,156)	(1,619)
Loss redemption of hybrid bonds		-	(1,139)
Sub-total		(877,686)	(765,820)
Subsequent year - unappropriated retained earnings	~~W~~	5,184,339	4,867,521

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	754,727	754,727
Other comprehensive loss		-	-	-	-	291	-	291
		-	-	-	-	291	754,727	755,018
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466
Change in capital adjustments		-	-	-	1,418	-	(1,418)	-
		-	(74,395)	-	279	-	(706,685)	(780,801)
Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive income(loss)	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078
Adoption of K-IFRS 1109 (Note 26)		-	-	-	-	-	(23)	(23)
Balance at January 1, 2018		2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	1,234,883	1,234,883
Other comprehensive income		-	-	-	-	(839)	-	(839)
		-	-	-	-	(839)	1,234,883	1,234,044
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,837
Acquisition of treasury stock					(155,923)			(155,923)
Change in capital adjustments		-	-	-	1,139	-	(1,139)	-
		-	1,107,838	-	(154,784)	-	(729,085)	223,968
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

. (In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	1,236,354	755,341
Adjustments for:
Interest income	20		(32,096)	(27,339)
Interest expense	20		187,882	179,330
Dividend income	22		(1,407,674)	(930,112)
Net gain on financial assets at fair value through profit or loss	25		(7,452)	-
Net trading income	26		-	(855)
Provision for credit loss allowance (K-IFRS 1109)	8,23		1,454	-
Provision for credit losses	9,24		-	153
Employee costs			2,881	3,956
Depreciation and amortization	27		683	520
Net foreign currency translation loss			2,970	-
Non-operating expense, net			(27)	(38)
			(1,251,379)	(774,385)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			(1,666,279)	-
Trading assets			-	(59,205)
Other assets			(2,440)	21
Liabilities for defined benefit obligations			(2,258)	(2,847)
Other liabilities			(212)	(4,308)
			(1,671,189)	(66,339)

Interest received			30,019	26,368
Interest paid			(183,945)	(176,010)
Dividend received			1,407,674	930,112
Income tax refund			-	100
Net cash provided by (used in) operating activities			(432,466)	695,187

Cash flows from investing activities
Lending of loans at amortized cost			(547,630)	-
Collection of loans at amortized cost			135,000	-
Lending of loans			-	(555,000)
Collection of loans			-	255,000
Acquisition of property and equipment			(1,341)	(1,214)
Acquisition of intangible assets			(50)	(36)
Disposal of intangible assets			-	132
Increase in other assets			(229,896)	(3,307)
Decrease in other assets			6	3,710
Acquisition of subsidiary investment assets			(42,273)	(30,000)
Net cash used in investing activities			(686,184)	(330,715)

Cash flows from financing activities
Issuance of hybrid bonds	1,107,838	224,466
Redemption of hybrid bonds	-	(300,000)
Issuance of debt securities	2,400,000	1,500,000
Repayments of debt securities issued	(1,590,000)	(1,080,000)
Debenture issuance costs paid	(3,862)	(2,412)
Increase in borrowing debts	125,000	5,000
Decrease in borrowing debts	(5,000)	(5,000)
Dividends paid	(714,705)	(706,565)
Acquisition of treasury stock	(151,993)	-

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

Net cash provided by (used in) financing activities	1,167,278	(364,511)

(In millions of won)	Note		2018	2017

Net increase in cash and cash equivalents			48,628	(39)

Cash and cash equivalents at beginning of year	33		-	39

Cash and cash equivalents at end of year	33	~~W~~	48,628	-

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a)	Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value
•	Liabilities for cash-settled share-based payment arrangements are measured at fair value
•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the company operates.

(d)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2017 except for the followings.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2. Basis of preparation (continued)

Credit loss allowance

The Company recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’ The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Company to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017.

a) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Company has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Company has applied a new standard retrospectively in accordance with K-IFRS No. 1115 and has no cumulative effect of initial application as of January 1, 2018.  As permitted by the transition requirements of K-IFRS 1115, comparative periods have not been restated.

b) K-IFRS No. 1102, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

c) K-IFRS No. 1109, ‘Financial Instruments’

The Company has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

c) K-IFRS No. 1109, ‘Financial Instruments’ (continued)

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are clauses exempting to restate the comparative information with respect to classification, measurement of financial instruments, and impairment.

In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

The reconciliation of the carrying amount of financial assets and financial liabilities, the reconciliation of allowance for losses, and the impact on the equity item of K-IFRS 1109 is disclosed in Note 35.

Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 12, 2019, which will be submitted for approval to shareholder’s meeting on March 27, 2019.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements.  The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No.1027.  The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition.  Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments.  Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

Financial assets - policy applicable from January 1, 2018

Financial assets at fair value through profit or loss are initially measured at fair value, and when not at fair value through profit or loss, transaction costs related to the acquisition of the financial asset are added to the fair value at initial recognition.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(c) Non-derivative financial assets(continued)

Financial assets at FVTPL

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

Financial asset at FVOCI

Financial assets held under a business model that achieves the objective through both receipt of contractual cash flows and sale of financial assets and whose contractual cash flows consist of only principal payments are measured at other comprehensive income at fair value. Other comprehensive income, except for impairment losses (reversals) and interest income and foreign exchange gains and losses, are recognized in other comprehensive income (loss) on the financial assets at fair value through profit or loss. When the Company derecognizes a financial asset, it reclassifies other recognized cumulative gain or loss through equity to profit or loss. Interest income on financial assets recognized under the effective interest method is included in interest income. Foreign exchange gains and losses are recognized in 'foreign exchange gains and losses' and impairment losses are presented as 'provision for credit losses'.

Financial asset at FVTPL

Measurement of amortization cost and other comprehensive income at fair value measurement that aren’t recognized as debt instruments are measured at fair value through profit or loss - fair value. Gains or losses that do not have a hedging

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(c) Non-derivative financial assets(continued)

relationship, fair value measurement of gains or losses on debt instruments are recognized in profit or loss and are presented in the statement of comprehensive income in the period in which they arise.

Embedded derivatives

Financial assets, including embedded derivatives, are classified based on the overall contract and do not recognize embedded derivatives separately. When determining whether a contractual cash flow consists solely of principal and interest, the entire contract is considered.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets - policy applicable before January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(c) Non-derivative financial assets(continued)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of

3. Significant accounting policies (continued)

Available-for-sale financial assets (continued)

any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

Hedge accounting - policy applicable from January 1, 2018

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(d) Derivative financial instruments(continued)

Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

Hedge accounting - policy applicable before January 1, 2018

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Impairment: Financial assets and contract assets

Impairment - policy applicable from January 1, 2018

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

Reflection of future forecast information

The Company determines future credit risk and reflect estimated future credit risk to the forecast information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, we calculate the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting future forecast information to the measurement factors.

Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the allowance for loan losses are recognized in profit or loss.

Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for loan losses is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

Impairment - policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(h) Impairment of non-financial assets(continued)

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

(i) Non-derivative financial liabilities

Policy applicable from January 1, 2018

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition.  These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period.  Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition.  Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

Policy applicable before January 1, 2018

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition.  These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period.  Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition.  Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(k) Capital stock

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(l) Employee benefits(continued)

in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

3. Significant accounting policies (continued)

ii) Defined benefit plans (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested.  To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted.  The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method.  Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.Significant accounting policies (continued)

(m) Share-based payment transactions(continued)

market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o) Recognition of financial income and expense

The Company recognizes revenue by applying the following five-step revenue recognition model.

① Identifying the contract → ② Identifying the obligation to perform → ③ Estimating the transaction price → ④ Assigning the transaction price to the obligation to perform → ⑤ Recognizing the revenue

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate.  Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii) Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.Significant accounting policies (continued)

(o) Recognition of financial income and expense(continued)

iii) Dividend income

Dividend income is recognized when the right to receive income is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

December 31, 2018

3.Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

December 31, 2018

3.Significant accounting policies (continued)

(r) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning on or after January 1, 2018, and the Company has not early adopted them.

A) K-IFRS No.1116 “Lease”

K-IFRS No. 1116, "Leases", which was enacted on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, but may be applied early.

The Standard is based on current Korean IFRS 1017 "Leases", K-IFRS 2104, "Determining whether an arrangement contains a lease", K-IFRS No. 2015 "Operating lease: Incentive" It will replace Interpretation No. 2027, "Evaluating the substances of transactions involving the legal form of a lease".

At the date of commitment, the company determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or a lease in accordance with this standard. The lessee and lessor must account for each lease element of the lease as a lease, separate from the non-lease element in an agreement that includes a lease or lease.

The lessee is required to recognize a liability asset that represents the right to use the underlying asset and a liability that represents the obligation to pay the lease payments. However, in the case of short-term lease and small asset lease, the lessee is not required to separate the non-lease component from the lease component in accordance with the simplified method, and can apply the method of accounting for each lease component and related non-lease component as one lease component.

The accounting treatment of lease provider is not significantly different from the accounting treatment of the current K-IFRS 1017.

B) Accounting treatment as a lessee

① Application method of K-IFRS 1116 "Lease"

The lessee recognizes the cumulative effect of applying the retrospective application (full retroactive method) to each past reporting period presented in accordance with K-IFRS No. 1008, "Accounting Policies, Changes in Accounting Estimates and Errors " (Cumulative Effect Batch Reconciliation Action).

The Company plans to apply CAS Statement No. 1116 for the first time by applying cumulative effect and cumulative temporary adjustment measures as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No. 1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

② Financial effect of K-IFRS No. 1116 "Lease"

We assessed the impact on the financial statements for the year 2019 based on the information and available information as of January 1, 2019, in order to assess the financial impact of the initial adoption of K-IFRS 1116.

The aggregate amount of the minimum lease payments prior to the present value discount of the assets currently used as operating leases is ₩ 2,328 million and the discount amount is ₩ 2,284 million at the incremental borrowing rate of the lessee. However, the Company will account for each lease element and associated non-lease

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

December 31, 2018

3.Significant accounting policies (continued)

(r) New standards and interpretations not yet adopted(continued)

element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease or lease.

② Financial effect of K-IFRS No. 1116 "Lease" (continued)

As a result of a detailed analysis of the effect on the financial statements, the Company expects the assets and liabilities to be pledged as of January 1, 2019 to increase by ₩ 2,301 million and ₩ 2,203 million, respectively.

C) Accounting treatment as a lessor

① Application method and financial impact of K-IFRS 1116 "Lease"

As a lessor, the Company has specifically assessed the effect of accounting for the identification of lease contracts, separation of lease components, etc. on the financial statements in accordance with K-IFRS No. 1116. There is no impact on finance lease payment receivables as of January 1, 2019.

If the Company is a medium-term lease contractor, it is classified as an operating lease before the initial application date. The lease is classified as operating lease or finance lease according to K-IFRS No. 1116. If the lease is classified as a finance lease, it is accounted for as a new finance lease at the date of initial application. As a result of assessing the specific financial impact based on the context and available information as of January 1, 2019, we have not been accounted for as a new finance lease. However, the financial impact assessment may change depending on additional information available in the future.